NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTC Pink

Early Warning Report

VANCOUVER, BRITISH COLUMBIA. December 12, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) announces that further to the Company’s news release dated December 10, 2024 in connection with the Private Placement Financing, Mr. Rob Fia has acquired 520,000 common shares of 37 Capital at the price of $0.10 per unit totalling $52,000. Mr. Fia now has ownership and control of 4,650,000 common shares representing approximately 31% of the issued and outstanding common shares of 37 Capital, and 4,610,000 warrants representing approximately 43% of the issued and outstanding warrants of 37 Capital, as at December 10, 2024.

Mr. Rob Fia may acquire additional common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report for Mr. Rob Fia has been filed with the applicable securities regulators regarding the transaction and is available on Sedar+ (www.sedarplus.ca). A copy of the Early Warning Report further information may also be obtained by contacting 37 Capital and Mr. Rob Fia at rob@cityviewgreen.ca.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 CAPITAL INC.

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

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37 Capital Inc. Suite

575, 510 Burrard Street.

Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com